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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 6 ) 1




                           POTOMAC BANCSHARES, INC.
                           ------------------------
                                NAME OF ISSUER


                                    COMMON
                                    ------
                         Title of Class of Securities


                                   737643106
                                   ---------
                                 CUSIP Number



Check the following box if a fee is being paid with this statement [    ].  (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has no amendment subsequent thereto reporting beneficial owner ship of five percent or less of such class.) (See rule 13d-7).



___________________________________

1- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).
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---------------------                                       ------------------
  CUSIP NO. 737643106                13G                    Page 1 of 4 Pages
---------------------                                       ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. OR IDENTIFICATION NO. OF ABOVE PERSON

      Bank of Charles Town Trust & Financial Services Dept.
      55-0118850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]

      Shares held by Bank's Trust Department
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      West Virginia Corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          8,515
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0.00
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          8,515
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0.00
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      -0-
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      BK
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Page 2 of 4


ITEM 1(a)-NAME OF THE BANK ISSUER:

          POTOMAC BANCSHARES, INC. (a one-bank holding company)
          by: BANK OF CHARLES TOWN

ITEM 1(b)-ADDRESS OF BANK'S PRINCIPAL EXECUTIVE OFFICES:

          111 East Washington Street
          P. O. Box 906
          Charles Town, WV  25414

ITEM 2(a)-NAME OF PERSON FILING:

          BANK OF CHARLES TOWN
          Trust and Financial Services Division

ITEM 2(b)-ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          111 East Washington Street
          P. O. Drawer 40
          Charles Town, WV  25414

ITEM 2(c)-CITIZENSHIP:  Not applicable

ITEM 2(d)-TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)-CUSIP NUMBER:  737643106

ITEM 3-STATEMENT FILED UNDER SECTION 13d-1(b):

       Trust and Financial Services Division, Bank of Charles
                                              ---------------
       Town, is a bank as defined in section 3(a)(6) of the Act.
       ----

       Bank of Charles Town is a wholly owned subsidiary of POTOMAC
       --------------------
       BANCSHARES, INC., a one-bank holding company.

ITEM 4-OWNERSHIP:

(a)  No (-0-) shares of POTOMAC BANCSHARES are beneficially owned
                                               ------------------
     as of December 31, 2000.

(b)  Percent of class:  -0- of 600,000 total = 0.00%

(c)  (i)   Trust department holds Sole power
           to vote or to direct the vote of            8,515 shares

     (ii)  Trust department holds Shared power
           to vote or to direct the vote of             0.00 shares

     (iii) Trust department holds Sole power to
           dispose or to direct the disposition of     8,515 shares

     (iv)  Trust department holds Shared power to
           dispose or to direct the disposition of      0.00 shares

     The Trust Department holds 27,287 shares in accounts in which all power to vote and direct disposition is retained by grantor or beneficiaries; with no power to vote, and no power to direct disposition, vested in the bank as fiduciary. The shares are held in fiduciary and agency accounts by the Trust and Financial Services Division (the Trust Department) for the benefit of grantors and beneficiaries of the accounts owning POTOMAC BANCSHARES stock. No Trust department client, beneficiary, or grantor holds a preferred-right to purchase POTOMAC BANCSHARES stock: The opportunity to purchase accrues and devolves to all present shareholders and non-shareholders equally. Any future receipts of
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Page 3 of 4

POTOMAC BANCSHARES stock for accounts in the BANK OF CHARLES TOWN, Trust and Financial Services Division will be the result of:

  1) shares received upon qualification as executor or administrator of a deceased shareholder's estate, or

  2) delivery in kind, or specific and expressed direction to purchase, by the client or grantor.

It is the express policy of the Trust and Department not to encourage, recommend, or suggest the purchase of POTOMAC BANCSHARES stock for trust or agency accounts.

ITEM 5-OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

   Not applicable

ITEM 6-OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
       PERSON:  (AS OF DECEMBER 31, 2000

The Trust and Financial Services Division holds a total of 35,802 shares of POTOMAC BANCSHARES stock. For 27,287 shares, or 4.55% of the class, the right to receive or the power to direct the receipt of dividends from these securities, and the right to receive or the power to direct the receipt of proceeds from the sale of these securities, is vested in the grantors and beneficiaries with no such authority vested in the trust division. For 8,515 shares, or 1.42% (.0142 of the class, the Trust and Financial Services Division holds sole authority to vote and direct disposition through its fiduciary capacity. For 0.00 shares, or
 .00% (.0000) of the class, the Trust and Financial Services Division holds shared authority to vote and direct disposition through its fiduciary capacity.

No one individual client has such an interest that relates to more than 5% of the class.

ITEM 7-IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
       HOLDING COMPANY:

       Not applicable

ITEM 8-IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

       Not applicable

ITEM 9-NOTICE OF DISSOLUTION OF GROUP:

       Not applicable

ITEM 10-CERTIFICATION:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/Robert R. Baronner                                            1/23/01
---------------------------------------------------    -------------------------
Robert F. Baronner, President                                     DATE

/s/Robert L. Hersey                                              1/23/01
---------------------------------------------------    -------------------------
Robert L. Hersey, Vice President and Trust Officer                DATE
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Page 4 of 4


                         Holders AS OF A Specific Date
                     * * * POTOMAC BANCSHARES, INC. * * *
                                AS OF 12/31/00

Ticker Symbol :  PTBS
 Cusip Number :  737643106

Account #  Account Name                              Shares
===========================================================

 10-02281 *Estate of GUNNELL H. PORTERFIELD          7,075.
 12-00112 *MARY BOGARDUS PORTERFIELD COMMITTEE       1,440.
 20-01929  CAROLYN B. MARSHALL TRUST                 2,880.
 20-02130  JAMES A. GRANTHAM TRUST                     100.
 22-02189  EDWARD L. MCDONALD, JR. , FAMILY TRUST      234.
 25-00270  ZION CHURCH G/F TRUST                       320.
 25-01820  OLD CHARLES TOWN LIBRARY TRUST            2,000.
 30-01206  P. GERALD & JEAN F. DORSEY                  184.
 30-01500  BARBARA A. WHITE AGENCY.                     48.
 30-01911  E. CHARLES STOCKMAR AGENCY                2,090.
 31-02086  JUNE E. HUYETT AGENCY                     8,600.
 31-02154  GEORGE M. WILLIAMS AGENCY                    80.
 32-02134  CHARLES E BECKER AGENCY                     223.
 32-02208  ANN C. PORTERFIELD TRUSTEE,AGENCY         8,096.
 32-02215  MARGARET R. SKINNER AGENCY                  286.
 41-02153  ROBERT L. HERSEY IRA                        200.
 44-02149  NICHOLS & SKINNER, L.C. P/S               1,946.
                                                    -------

                                 TOTAL SHARES HELD  35,802.



TOTAL PTBS SHARES OUTSTANDING:    600,000



                                             SHARES HELD  PER CENT OF CLASS
                                             -----------  -----------------

*FULL VOTING AND DISPOSITION AUTHORITY
 HELD BY BANK AS FIDUCIARY: SHARES NOT
 VOTED BY BANK                                     8,515     1.42% or .0142

**VOTING AND DISPOSITION AUTHORITY SHARED
  WITH CO-FIDUCIARY:  SHARES NOT VOTED BY
  BANK                                              0.00      .00% or .0000

 VOTING AND DISPOSITION AUTHORITY HELD
 BY OWNER/GRANTOR                                 27,287     4.55% or .0455
                                                  ------  -----------------

   TOTAL SHARES                                   35,802     5.97% or .0597
                                                  ======  =================